Exhibit 99.1

FOR IMMEDIATE RELEASE

Granite Real Estate Investment Trust Announces C$200 Million Bought Deal Equity Offering

April 11, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite” or the “REIT”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it and Granite REIT Inc. have entered into an agreement to sell to a syndicate of underwriters (the “Underwriters”) on a bought deal basis 3,260,000 stapled units (“Units”) at a price of C$61.50 per Unit (the “Offering Price”) for gross proceeds to the REIT of approximately C$200 million (the “Offering”). In addition, the REIT has granted the Underwriters an option, exercisable in whole or in part at any time up to 30 days following closing of the Offering, to purchase up to an additional 489,000 Units at the Offering Price to cover over-allotments, if any (the “Over-Allotment Option”) which, if exercised in full, would increase the gross proceeds of the Offering to approximately C$231 million. Each Unit is comprised of one trust unit of the REIT and one common share of Granite REIT Inc. The offering is expected to close on or about April 30, 2019 and is subject to Granite receiving all necessary regulatory approvals.

The REIT intends to use the net proceeds from the Offering to partially fund the potential acquisition of two properties, one industrial income producing property in Columbus, Ohio and one development property located in Calgary, Alberta for total expected costs (post development) of C$126.3 million (the “Acquisitions”), as well as to fund development costs associated with Granite’s previously announced Indiana development project and for general trust purposes.

Following the Acquisitions and upon completion and stabilization of the two developments the properties will add approximately 1.9 million square feet of gross leasable area and are expected to generate a weighted average yield of approximately 6.1%.

Kevan Gorrie, Granite’s President and CEO, commented that “the acquisition and development projects announced above are consistent with our strategy of developing and acquiring state-of-the-art assets in key e-commerce distribution markets in Canada and the U.S. The locations offer strategic air cargo and rail capacity and access to a large pool of available labour. In addition to the previously announced year-to-date acquisitions and development projects, the net proceeds from the offering will enable us to execute on our current pipeline of strategic opportunities and remain below our target leverage.”

The Units forming part of the Offering will be offered in Canada pursuant to a short form prospectus to be filed with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada, pursuant to National Instrument 44-101—Short Form Prospectus Distributions.

The Offering is subject to certain customary conditions including the approval of the Toronto Stock Exchange. The Acquisitions are subject to certain conditions, including completion of satisfactory due diligence, definitive documentation and obtaining certain required consents and approvals. If one or both of the Acquisitions is not completed, proceeds that would have been used for such Acquisition will be used for general trust purposes as described above.

About Granite

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 85 rental income properties representing approximately 35 million square feet of leasable area.

Other Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, contact Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

Forward Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected closing date of the Offering, the intention of Granite to complete the potential Acquisitions , Granite’s intended use of the net proceeds of the Offering to fund the potential Acquisitions and for the other purposes described above, the expected impact of the Acquisitions on Granite, and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the Offering or the potential Acquisitions, Granite’s intended use of the net proceeds of the Offering, the expected impact of the potential Acquisitions on Granite, or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the potential Acquisitions or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 6, 2019 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.